Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended
	March 31,
	2007	2006

Income from continuing operations before income taxes and minority interest	$231,036	$213,356

Add:
Interest expense	58,605	55,360
Portion of rents representative of the interest factor	11,493	11,481
Amortization of capitalized interest	429	243
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	4,746	2,917

Income as adjusted	$306,309	$283,357

Fixed charges:
Interest expense	$58,605	$55,360
Portion of rents representative of the interest factor	11,493	11,481
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	7,246	4,453

Total fixed charges	$77,344	$71,294

Ratio of earnings to fixed charges	3.96	3.97

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and minority interest as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.